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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF OCTOBER 1999

                            WILLIS CORROON PARTNERS
                 (Translation of registrant's name into English)


                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)

               (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                            Form 20-F X  Form 40-F
                                     ---          ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                   ----     ----

                (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


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OCTOBER 1, 1999


                          WILLIS CORROON GROUP LIMITED

On 1 October 1999 Willis Corroon Group Limited, Willis Corroon Corporation and Willis Corroon Partners changed their names to Willis Group Limited, Willis North America Inc., and Willis Partners, respectively.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           WILLIS GROUP LIMITED

                                           By: /s/ Bart R. Schwartz
                                              ---------------------------------
                                              Bart R. Schwartz
                                              Assistant Secretary

Date: October 4, 1999